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RECEIVED
FEB 2 9 2012
310


12013196

UNI
SECURITIES AND
Washin

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AKIN BAY COMPANY, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    780 THIRD AVENUE
                      (No. and Street)

    NEW YORK   NY   10017
      (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    JAMES RYBAKOFF   (212)583-9800
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    RICH AND BANDER, LLP
                    (Name – *if individual, state last, first, middle name*)

  15 W 28TH ST, STE 7A   NEW YORK   NY   10001
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

3/15

OATH OR AFFIRMATION

I, _____JAMES RYBAKOFF_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____AKIN BAY COMPANY, LLC_____ , as

of ____DECEMBER 31_____ , 20_11___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

____NONE_____

_____

02/28/12

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

MERLENE BHAJAN
Notary Public, State of New York
No. 01BH6174924
Qualified in New York County
Commission Expires Oct 15, 2015

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKIN BAY COMPANY LLC
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-44363

FOR THE YEAR ENDED DECEMBER 31, 2011

AKIN BAY COMPANY LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Member of
Akin Bay Company LLC
New York, NY

We have audited the accompanying statement of financial condition of Akin Bay Company LLC as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Akin Bay Company LLC as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rich and Bander, LLP

New York, NY
February 27, 2012

AKIN BAY COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current assets

Cash and cash equivalents	$	33,724
Due from member		6,225,819
Total current assets		**6,259,543**

Property and equipment, net of accumulated depreciation	**43,538**

Other assets

Security deposit	16,148
Total other assets	**16,148**

TOTAL ASSETS	$	**6,319,229**

LIABILITIES AND MEMBER'S EQUITY

Current liabilities

Accounts payable and accrued expenses	$	5,252
Total current liabilities		**5,252**

Member's equity	**6,313,977**

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**6,319,229**

The accompanying notes are an integral part of these financial statements.

-4-

AKIN BAY COMPANY LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenue

Investment banking income	$ 1,298,478

Expenses

Consulting fees	196,945
Wages and salaries	151,808
Rent and occupancy costs	108,715
Travel and entertainment	70,731
Automobile	19,381
Employee benefits	18,504
Professional fees	17,155
Depreciation	16,943
Payroll taxes	12,177
Telephone	9,561
Regulatory and compliance	5,968
Dues and subscriptions	5,003
Advertising	520
Other operating expenses	67,789
	701,200

Income from operations	597,278

Other income

Interest and dividend income	92
	92

Net income	$ 597,370

AKIN BAY COMPANY LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

Balance at January 1, 2011	$ 5,716,607
Net income	597,370
Balance at December 31, 2011	$ 6,313,977

AKIN BAY COMPANY LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$	597,370
Adjustments to reconcile net income to net cash		
flows provided by operating activites:		
Depreciation		16,943
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(15,668)
Total adjustments		1,275
Net cash provided by operating activities		598,645
Cash flows from investing activities:		
Member loan repayments		524,852
Member loan advances		(1,107,312)
Acquisition of office equipment		(14,113)
Net cash used in investing activities		(596,573)
Net increase in cash and cash equivalents		2,072
Cash and cash equivalents, beginning of year		31,652
Cash and cash equivalents, end of year	$	33,724
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	$	279
Income taxes	$	-

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Akin Bay Company LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Furniture and fixtures	5
Office equipment	5

Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

Investment banking income, which includes investment advisory and other fees, is recognized when the transaction closes and realization is reasonably assured.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the year ended December 31, 2011 was $520.

Income Taxes

The Company is classified as a disregarded entity for Federal, New York State and City tax purposes, whereby the Company's net income or loss is reported on the member's individual tax return. Accordingly, no provision has been made for Federal, New York State and City taxes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 27, 2012, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2011, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

3) RELATED PARTY TRANSACTIONS

During the year, the Company received loan repayments of $524,852 from its member and loaned an additional $1,107,312 to its member. Amounts due from the member totaled $6,255,819 at December 31, 2011. These loans are unsecured and non-interest bearing.

4) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2011. Depreciation expense for the year then ended was $16,943.

Furniture and fixtures	$ 49,178
Office equipment	41,461
	90,639
Less: accumulated depreciation	(47,101)
	$ 45,538

5) COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

6) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on January 31, 2017. The Company also leases office equipment and an automobile. Rent and occupancy costs, office equipment and automobile lease expense for the year ended December 31, 2011 were $108,715, $3,706 and $10,838.

Future minimum lease payments under the non-cancelable leases are as follows:

December 31,	
2012	$ 169,052
2013	160,049
2014	157,048
2015	157,048
2016	154,859
Thereafter	12,889
Total	$ 810,945

7) **CONCENTRATION OF RISKS**

The Company maintains its cash balances at various financial institutions. As of December 31, 2011, the cash balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC"). The FDIC's temporary unlimited coverage is scheduled to remain in effect until December 31, 2012. At December 31, 2011, the cash balance held in a money market fund totaled $4,695 and was not insured by the FDIC.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

For the year ended December 31, 2011, 90% of the Company's investment banking income was received from one customer.

8) **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $28,378 which is $23,378 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2011 is 0.19 to 1.

9) **ANNUAL REPORT ON FORM X-17A-5**

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

AKIN BAY COMPANY LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS
  AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2011

Total member's equity		$ 6,313,977
Non-allowable assets, deductions and charges:		
Due from member	6,225,819	
Property and equipment, net	43,538	
Security deposit	16,148	
Total non-allowable assets, deductions and charges		6,285,505
Net capital before haircuts		28,472
Haircut under (c)(2)(vi)(D)(1)	2.00%	94
Net capital after haircuts		$ 28,378

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $5,252)		$ 350
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 23,378
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 27,853

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition		$ 5,252
Percentage of aggregate indebtedness to net capital		19%
Ratio of aggregate indebtedness to net capital		0.19 to 1

AKIN BAY COMPANY LLC
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT
 WITH AUDIT REPORT
FOR THE YEAR ENDED DECEMBER 31, 2011

Net capital, as reported in Company's Part IIA unaudited Focus Report	$	29,611
Differences due to audit adjustments		(1,233)
Net capital, per report pursuant to Rule 17a - 5(d)	$	28,378

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

AKIN BAY COMPANY LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2011

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a
Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Member of
Akin Bay Company LLC
New York, NY

In planning and performing our audit of the financial statements of Akin Bay Company LLC (the "Company") for the year ended December 31, 2011 (on which we issued our report dated February 27, 2012), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
February 27, 2012

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

<u>Independent Accountants' Report on Applying
Agreed-Upon Procedures Related to an Entity's
SIPC Assessment Reconciliation</u>

To the Member of
Akin Bay Company LLC
New York, NY

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Akin Bay Company LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Akin Bay Company LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Akin Bay Company LLC's management is responsible for the Akin Bay Company LLC's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers related to accruals, expenses, and the payment made with SIPC-6, supporting the adjustments noting no differences.

<u>**Independent Accountants' Report on Applying**</u>
<u>**Agreed-Upon Procedures Related to an Entity's**</u>
<u>**SIPC Assessment Reconciliation**</u>

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rich and Bander, LLP

New York, NY
February 27, 2012

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _December 2, 2011_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 044363   FINRA   DEC
> AKIN BAY COMPANY LLC   7*7
> 780 3RD AVE
> NEW YORK NY 10017-2024

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _3246.20_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_3162.75_)

   _10-30-11_
   Date Paid

   C. Less prior overpayment applied   (_157.91_)

   D. Assessment balance due or (overpayment)   _0_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _0_

   F. Total assessment balance and interest due (or overpayment carried forward) $_0_

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _0_

   H. Overpayment carried forward $(_74.46_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _N/A_

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AKIN BAY COMPANY LLC
(Name of Corporation, Partnership or other organization)

B. Lyu
(Authorized Signature)

Dated the _28th_ day of _FEBRUARY_ 20 _12_

PRESIDENT and CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____ , 20 11
and ending _____ 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,298,478.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ___

(2) Net loss from principal transactions in securities in trading accounts. ___

(3) Net loss from principal transactions in commodities in trading accounts. ___

(4) Interest and dividend expense deducted in determining item 2a. ___

(5) Net loss from management of or participation in the underwriting or distribution of securities. ___

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ___

(7) Net loss from securities in investment accounts. ___

    Total additions 1,298,478.0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ___

(2) Revenues from commodity transactions. ___

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ___

(4) Reimbursements for postage in connection with proxy solicitation. ___

(5) Net gain from securities in investment accounts. ___

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ___

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ___

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ___

    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ___

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ___

    Enter the greater of line (i) or (ii) ___

    Total deductions ___

2d. SIPC Net Operating Revenues $ 1,298,478.0

2e. General Assessment @ .0025 $ 3,246.20

(to page 1, line 2.A.)

2